ARROW INVESTMENTS TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Arrow DWA Tactical: Income Fund Arrow DWA Tactical: Balanced Fund Arrow DWA Tactical: Macro Fund Arrow Managed Futures Strategy Fund Arrow DWA Tactical: Macro ETF Arrow DWA Tactical: International ETF	0.75% 0.90% 0.90% 0.85% 0.90% 0.70%
Arrow Reserve Capital Management ETF	0.30%